United States

                       Securities and Exchange Commission

                             Washington, D.C. 20549


                                    Form 11-K



      [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934


                   For the fiscal year ended December 31, 2001


                                       OR


      [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934


                          Commission file number 1-7784


         A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                                CENTURYTEL, INC.
                     UNION RETIREMENT SAVINGS PLAN AND TRUST


         B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:


                                CENTURYTEL, INC.
                              100 CENTURYTEL DRIVE
                                MONROE, LA 71203

                          Independent Auditors' Report



The Board of Directors
CenturyTel, Inc.:

We have audited the accompanying statements of net assets available for benefits of CenturyTel, Inc. Union Retirement Savings Plan and Trust as of December 31, 2001 and 2000, and the related statement of changes in net assets available for benefits for the year ended December 31, 2001. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of CenturyTel, Inc. Union Retirement Savings Plan and Trust as of December 31, 2001 and 2000, and the changes in net assets available for benefits for the year ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

/s/ KPMG LLP


Shreveport, Louisiana
June 14, 2002

                                CENTURYTEL, INC.
                     UNION RETIREMENT SAVINGS PLAN AND TRUST
                 Statements of Net Assets Available for Benefits
                           December 31, 2001 and 2000


                                                            2001          2000
-------------------------------------------------------------------------------
PLAN ASSETS
      Investments, at fair value                      $ 8,666,619     8,772,766
      Contributions receivable - employer                   7,901         7,463
      Contributions receivable - participants              18,176        17,322
-------------------------------------------------------------------------------

NET ASSETS AVAILABLE FOR BENEFITS                     $ 8,692,696     8,797,551
===============================================================================

See accompanying notes to financial statements.

                                CENTURYTEL, INC.
                     UNION RETIREMENT SAVINGS PLAN AND TRUST
            Statement of Changes in Net Assets Available for Benefits
                      For the year ended December 31, 2001

______________________________________________________________________________
Additions to net assets:
Investment income (loss)
    Net depreciation in fair value of investments:
       Mutual funds                                               $   (565,026)
       Common stocks                                                  (279,376)
    Dividend and other income                                          120,182
    Interest income                                                     42,236
------------------------------------------------------------------------------
           Net investment income (loss)                               (681,984)
------------------------------------------------------------------------------

Contributions:
    Participants                                                       470,736
    Employer                                                           203,885
------------------------------------------------------------------------------
           Total contributions                                         674,621
------------------------------------------------------------------------------
           Total investment income (loss) and contributions             (7,363)
------------------------------------------------------------------------------

Deductions from net assets:
    Participant withdrawals                                             97,492
------------------------------------------------------------------------------

Net decrease                                                          (104,855)

Net assets available for benefits:

    Beginning of year                                                8,797,551
------------------------------------------------------------------------------

    End of year                                                   $  8,692,696
==============================================================================

See accompanying notes to financial statements.

                                CENTURYTEL, INC.
                     UNION RETIREMENT SAVINGS PLAN AND TRUST
                          Notes to Financial Statements
                            December 31, 2001 and 2000


(1)   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND PROVISIONS OF THE PLAN

      Basis of Presentation

      The CenturyTel, Inc. Union Retirement Savings Plan and Trust (the Plan) was established on April 1, 1992. The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting and present the net assets available for benefits as of December 31, 2001 and 2000 and changes in net assets available for benefits for the year ended December 31, 2001. The Plan has made estimates in preparing the accompanying financial statements in accordance with accounting principles generally accepted in the United States of America. Actual results could differ from those estimates.

      The assets of the Plan are invested by the Trustee in various investment programs (funds) which are described in Note 2.

      The following description of the Plan provides only general information. Participants should refer to the Plan Document for a more complete description of the Plan's provisions.

      Participation

      Participation in the Plan is available to each employee whose compensation and conditions of employment are covered by a collective bargaining agreement between the Communications Workers of America, Local 4370 and CenturyTel of Ohio, Inc. The Plan sponsor is CenturyTel, Inc. (the Company), the parent company of CenturyTel of Ohio, Inc.

      In order to participate in the Plan, an employee must execute a Salary Deferral Agreement with the Company. In the Salary Deferral Agreement, which is executed either on-line or by telephone, an employee agrees to a deferral of between one percent and sixteen percent of his base pay. The amount of compensation deferred by each participant is credited to an account (Elective Deferral Account) maintained for each participant by the Trustee.

      As of the end of each payroll period, the Company contributes to an account (Employer Match Account) for each participant a contribution equal to 55% of each such participant's contribution during such payroll period; however, this matching contribution applies only to the first 6% of such participant's base compensation contributed to the Plan by the employee.

      During 2001 the Company contributed $203,885 to the Employer Match
      Account.

      An employee is permitted to transfer to the Plan as a contribution his interest in another plan qualified under Section 401(k) of the Internal Revenue Code, as amended (the Code). Such contribution must qualify as a "rollover" contribution described in Section 402(c) or 408(d)(3) of the Code. Such a rollover will be credited to a rollover account on behalf of the participant (the Rollover/Transfer Account).

      The interest of a participant in his Elective Deferral Account and his Rollover/Transfer Account is fully vested and non-forfeitable at all times.

      The interest of a participant in his Employer Match Account becomes fully vested after five years of service. A participant with less than five years of service has no vested interest in this account.

      Reports to Participants

      Participants are furnished with quarterly statements which set forth the status of their accounts in the Plan.

      Forfeitures

      A participant's non-vested account balances shall be forfeited as of the date upon which the participant's employment has terminated with the Company. Forfeiture amounts shall be utilized to reduce Company contributions.

      Distributions

      If the employment of a participant with the employer ceases because of death, retirement, disability, termination of employment or for any other reason, the participant's vested interest in the Plan may be distributed to him or to his beneficiary in a lump sum or in periodic installments. If the participant dies without designating a beneficiary, his beneficiary shall be, in the order listed, (i) his spouse, (ii) his children, or (iii) his estate.

      Withdrawals

      A participant who is an employee may make withdrawals from his after-tax investment account and may withdraw the entire balance.

      A participant who is an employee and over age 59 1/2 may make withdrawals from his vested investment accounts prior to normal distribution requirements being met. In addition, a hardship withdrawal may be made from an Elective Deferral Account or a Rollover/Transfer Account only as a result of financial hardship related to unreimbursable educational expenses, medical expenses which are not reimbursable by insurance, the need to pay for the funeral expenses of a family member, the prevention of eviction or foreclosure from the participant's principal residence, or for the purchase of the participant's principal residence. The determination of the existence of a financial hardship and the amount required to be distributed to meet the need created by the hardship shall be made uniformly and without discrimination at the sole discretion of the Plan administrator.

      Loans to Participants

      The Plan has a provision whereby a participant can borrow from his Elective Deferral Account or Rollover/Transfer Account. The maximum loan is 50% of the vested account balance, up to $50,000. The loans are repaid through payroll deductions and the interest rate is the prime rate published in the Wall Street Journal on the last day of the previous quarter plus 1%. The loan repayment period may not exceed five years except for loans for the purchase of the participant's principal residence which may be for any period not to exceed fifteen years.

      Trustee

      The Trustee of the Plan, as of December 31, 2001, was T. Rowe Price Trust Company (T. Rowe Price). The Board of Directors of the Company may remove the Trustee and appoint a successor trustee. The Company and the Trustee have entered into a Trust Agreement which provides for the establishment of a Trust for the purpose of holding and investing the contributions to the Trust pursuant to the provisions of the Plan.

      Administration

      The Company has appointed a committee to administer the Plan. The individuals who administer the Plan serve at the discretion of the Board of Directors of the Company and may be removed by the Board of Directors at any time. The administrative costs of the Plan are paid by the Company.

      Market Value Determination

      Investments in CenturyTel, Inc. Common Stock (CenturyTel Common Stock) are valued at the closing market price on December 31, 2001 and 2000, respectively. Other investments in the funds, which consist of shares of mutual funds, are valued by the Trustee based on the market value at year-end of the underlying assets of each fund. Purchases and sales of securities are recorded on a trade date basis. Loans to participants are valued at principal amount outstanding which approximates market value.

      Plan Termination

      Although it has not expressed any intention to do so, the Company has the right under the Plan to change, suspend or terminate the Plan at any time, subject to the provisions set forth in the Employee Retirement Income Security Act of 1974. However, the Company is required to comply with all relevant provisions of the applicable labor agreement.

 (2)  DESCRIPTION OF THE FUNDS

      The following is a description of each of the funds available to Plan participants as of December 31, 2001:

      (a) T. Rowe Price Equity Index 500 Fund - consists of investments in the same stocks and in substantially the same percentages as the S & P 500 Index ($3,470,586 and $3,888,209 at December 31, 2001 and 2000,
           respectively).

      (b) CenturyTel Common Stock Fund - consists of shares of CenturyTel Common Stock ($3,162,984 and $3,351,090 at December 31, 2001 and
           2000, respectively).

      (c) Loan Fund - represents loans to participants from the participants' investment accounts ($510,635 and $348,296 at December 31, 2001 and 2000, respectively).

      (d) T. Rowe Price Summit Cash Reserves Fund - consists primarily of investments in various money market instruments ($723,867 and $575,151 at December 31, 2001 and 2000, respectively).

      (e) T. Rowe Price Equity Income Fund - consists primarily of investments in U. S. and foreign common stocks ($23,902 and $281 at December
           31, 2001 and 2000, respectively).

      (f) Janus Overseas Fund - consists primarily of investments in foreign equity securities ($46,801 and $48,844 at December 31, 2001 and 2000, respectively).

      (g) Janus Fund - consists primarily of investments in U. S. and foreign equity securities ($87,419 and $70,111 at December 31, 2001 and 2000, respectively).

      (h) T. Rowe Price Mid-Cap Growth Fund - consists primarily of investments in common stocks of companies whose market capitalization falls within the range of companies in the S&P MidCap 400 Index ($39,283 and $20,919 at December 31, 2001 and 2000, respectively).

      (i) Morgan Stanley Dean Witter Small Company Growth Portfolio Fund - consists primarily of investments in common stocks of small companies ($53,162 and $39,521 at December 31, 2001 and 2000, respectively).

      (j) PIMCO Total Return Fund - consists primarily of investments in debt securities ($463,087 and $381,197 at December 31, 2001 and 2000,
           respectively).

      (k) BGI Asset Allocation Fund - consists primarily of investments in common stocks, U. S. Treasury bonds and money market instruments ($15,347 and $14,204 at December 31, 2001 and 2000, respectively).

      (l) BGI LifePath Income Fund - consists primarily of investments in U.S. and foreign equity and debt securities and money market instruments and is managed for investors planning to retire (or begin to withdraw substantial portions of their investment) in the near future ($6,976 and $73 at December 31, 2001 and 2000, respectively).

      (m) BGI LifePath 2010 Fund - consists primarily of investments in U. S. and foreign equity and debt securities and money market instruments and is managed for investors planning to retire (or begin to withdraw substantial portions of their investment) around the year 2010 ($34,276 and $10,504 at December 31, 2001 and 2000, respectively).

      (n) BGI LifePath 2020 Fund - consists primarily of investments in U.S. and foreign equity and debt securities and money market instruments and is managed for investors planning to retire (or begin to withdraw substantial portions of their investment) around the year 2020 ($13,371 and $10,998 at December 31, 2001 and 2000, respectively).

      (o) BGI LifePath 2030 Fund - consists primarily of investments in U.S. and foreign equity and debt securities and money market instruments and is managed for investors planning to retire (or begin to withdraw substantial portions of their investment) around the year 2030 ($13,998 and $13,289 at December 31, 2001 and 2000, respectively).

      (p) BGI LifePath 2040 Fund - consists primarily of investments in U. S. and foreign equity and debt securities and money market instruments and is managed for investors planning to retire (or begin to withdraw substantial portions of their investment) around the year 2040 ($925 and $79 at December 31, 2001 and 2000, respectively).

      Investments in CenturyTel Common Stock Fund, Loan Fund, T. Rowe Price Equity Index 500 Fund, T. Rowe Price Summit Cash Reserves Fund and PIMCO Total Return Fund were each greater than 5% of assets available for benefits at December 31, 2001.

      A participant may instruct that all contributions to his accounts be allocated among the various funds. A participant may change his investment allocation instructions and contribution percentage at any time.

(3)   INCOME TAXES

      The Plan and related trust are designed to meet the necessary requirements of Internal Revenue Code Section 401(a) and, accordingly, the trust underlying the Plan is exempt from income taxation pursuant to Internal Revenue Code Section 501(a). A favorable determination letter was received in October 1995 related to the Plan. The Plan has been amended and restated since receiving the determination letter. However, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable provisions of the Internal Revenue Code.

(4)   RELATED PARTY TRANSACTIONS

      Certain Plan investments are shares of mutual funds managed by T. Rowe Price, Barclays Global Investors Funds, Inc. (Barclays), Morgan Stanley Dean Witter Investment Management Inc. (Morgan Stanley), Janus Capital Corporation (Janus), or Pacific Investment Management Company (PIMCO).
      T. Rowe Price is the Trustee as defined by the Plan. Therefore, T. Rowe Price, Barclays, Morgan Stanley, Janus and PIMCO qualify as parties-in-interest. Fees paid by the Company to T. Rowe Price for trustee, record keeping and other services amounted to $17,480 for the year ended December 31, 2001.

(5)   CONCENTRATION OF INVESTMENTS

      As of December 31, 2001 and 2000, 36.4% and 38.1%, respectively of the assets available for benefits were invested in CenturyTel Common Stock. Substantially all of the remaining assets available for benefits were invested in mutual funds managed by T. Rowe Price, Barclays, Morgan Stanley, Janus, and PIMCO.

(6)   SUBSEQUENT EVENTS

      On January 1, 2002, the individual participant maximum elective salary deferral was increased to twenty-five percent from sixteen percent; however, the total amount contributed to the Plan cannot exceed $11,000 for 2002.

      Effective June 3, 2002, participants age 50 years or older are allowed to make an additional contribution to the Plan each year in excess of the otherwise prescribed limits. The amount of the allowable additional contribution for a participant in 2002 is $1,000; this amount will increase by $1,000 each year to a maximum of $5,000 in 2006 (which will thereafter be adjusted for inflation).

      Effective January 1, 2002, the interest of a participant in his Employer Match Account becomes fully vested after three years of service. A participant with less than three years of service has no vested interest in this account.

                                CENTURYTEL, INC.
                     UNION RETIREMENT SAVINGS PLAN AND TRUST

         Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

                                December 31, 2001


    Identity of issuer, borrower,                                                             Current
       lessor or similar party                      Description of Investment                  Value
----------------------------------------------------------------------------------------------------------------

Investment in CenturyTel Common Stock           96,432  shares at $32.80 per share      $   3,162,984     (Note 1)

Loan Fund (interest rates ranged
   from 7.00% to 12.50%)                             -                                        510,635     (Note 1)

Investment in Mutual Funds for
    Qualified Employee Benefit Plans:
        Managed by Barclays:
          Asset Allocation Fund                  1,614  shares at $9.51 per share              15,347
          LifePath Income Fund                     653  shares at $10.69 per share              6,976
          LifePath 2010 Fund                     2,847  shares at $12.04 per share             34,276
          LifePath 2020 Fund                       967  shares at $13.83 per share             13,371
          LifePath 2030 Fund                       996  shares at $14.06 per share             13,998
          LifePath 2040 Fund                        61  shares at $15.22 per share                925
         Managed by Janus:
           Janus Overseas Fund                   2,305  shares at $20.30 per share             46,801
           Janus Fund                            3,554  shares at $24.60 per share             87,419
         Managed by  Morgan Stanley:
           Small Co. Growth Portfolio Fund       5,680  shares at $9.36 per share              53,162
         Managed by PIMCO:
            PIMCO Total Return Fund             44,272  shares at $10.46 per share            463,087     (Note 1)
         Managed  by T. Rowe Price:
           Equity Income Fund                    1,011  shares at $23.65 per share             23,902
           Equity Index 500 Fund               112,535  shares at $30.84 per share          3,470,586     (Note 1)
           Mid-Cap Growth Fund                     997  shares at $39.40 per share             39,283
           Summit Cash Reserves Fund           723,867  shares at $1.00 per share             723,867     (Note 1)
-----------------------------------------------------------------------------------------------------------------
                                                                                        $   8,666,619
=================================================================================================================

Barclays, Janus, Morgan Stanley, PIMCO and T. Rowe Price are considered parties-in-interest. Additionally, CenturyTel, Inc., as sponsor of the Plan, is considered a party-in-interest.

Notes: (1) These investments are greater than 5% of assets available for benefits.

       (2) Information on cost of investments is excluded as all investments are participant directed.

                                 SIGNATURE




Pursuant to the requirements of the Securities Exchange Act of 1934, the Retirement Committee has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.


                                  CenturyTel, Inc.
                                  Union Retirement Savings Plan and Trust



June 28, 2002                    /s/ R. Stewart Ewing, Jr.
                                  -------------------------
                                  R. Stewart Ewing, Jr.
                                  Retirement Committee Member and
                                  Executive Officer of Issuer of Plan Securities

                                CENTURYTEL, INC.
                     UNION RETIREMENT SAVINGS PLAN AND TRUST

                                Index to Exhibit



 Exhibit
 Number
-------------------------------------------------------------------------

 23.1       Independent Auditors' Consent